Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2018

Tel-Aviv, Israel, December 28, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and nine months ended September 30, 2018.

Financial Highlights

•
Revenues were approximately €13.9 million for the nine months ended September 30, 2018, compared to approximately €10.8 million for the nine months ended September 30, 2017. The increase in revenues reflects the commencement of operations of the Company’s two waste-to-energy projects in the Netherlands (one in November 2017 and the other in June 2018) and the results of the photovoltaic site in Talmei Yosef, Israel (the “Talmei Yosef Project”), acquired in October 2017, partially offset by lower revenues in Italy due to relatively lower radiation levels compared to 2017.

•
Operating expenses were approximately €4.6 million for the nine months ended September 30, 2018, compared to approximately €1.7 million for the nine months ended September 30, 2017. Depreciation expenses were approximately €4.4 million for the nine months ended September 30, 2018, compared to approximately €3.3 million for the nine months ended September 30, 2017. The increase in operating expenses and in depreciation expenses is mainly attributable to additional expenses resulting from the commencement of operations at the Company’s two waste-to-energy projects in the Netherlands and in connection with the Talmei Yosef Project.

•
Project development costs were approximately €2.6 million for the nine months ended September 30, 2018, compared to approximately €1.7 million for the nine months ended September 30, 2017. The increase in project development costs is mainly attributable to consultancy expenses in connection with the development of the project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”).

•
General and administrative expenses were approximately €2.8 million for the nine months ended September 30, 2018, compared to approximately €1.9 million for the nine months ended September 30, 2017. The increase in general and administrative expenses resulted mainly from payment of approximately €0.4 million pursuant to a VAT assessment agreement from previous years in Israel and related expenses and from increased expenses in connection with the commencement of operations of the Company’s two waste-to-energy projects in the Netherlands and with the Talmei Yosef Project.

•
The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €2.2 million for the nine months ended September 30, 2018, compared to approximately €1.6 million in the nine months ended September 30, 2017. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad Energy Ltd. (“Dorad”) due to increased production and lower financing expenses incurred by Dorad for the nine months ended September 30, 2018 as a result of the CPI indexation of loans from banks and related parties.

•
Financing expenses, net was approximately €1.8 million for the nine months ended September 30, 2018, compared to approximately €6.9 million for the nine months ended September 30, 2017. The decrease in financing expenses was mainly due to: (i) a profit of approximately €0.3 million for the nine months ended September 30, 2018 in connection with the reevaluation of derivatives, compared to a loss of approximately €2.8 million for the nine months ended September 30, 2017, and (ii) income in connection with exchange rate differences amounting to approximately €0.4 million in the nine months ended September 30, 2018, compared to expenses in connection with the exchange rate differences amounting to approximately €2 million. The change from exchange rate differences was mainly in connection with the Company’s NIS denominated Debentures and the loan to an equity accounted investee, as a result of fluctuations in the euro/NIS exchange rates.

•
Taxes on income was approximately €0.1 million for the nine months ended September 30, 2018, compared to approximately €1.1 million for the nine months ended September 30, 2017. The decrease resulted mainly from deferred tax income included in connection with the application of a tax incentive in the Netherlands claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net loss was approximately €0.1 million for the nine months ended September 30, 2018, compared to approximately €4.2 million for the nine months ended September 30, 2017.

•
Total other comprehensive loss was approximately €0.8 million for the nine months ended September 30, 2018, compared to a profit of approximately €0.2 million for the nine months ended September 30, 2017. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €0.9 million for the nine months ended September 30, 2018, compared to approximately €4 million for the nine months ended September 30, 2017.

•	EBITDA was approximately €6.2 million for the nine months ended September 30, 2018, compared to approximately €7.1 million for the nine months ended September 30, 2017.

•
Net cash from operating activities was approximately €4.6 million for the nine months ended September 30, 2018, compared to approximately €3.5 million for the nine months ended September 30, 2017. The increase in net cash from operating activities is mainly due to an interest payment received during 2018 on a loan to an equity accounted investee and to an increase in cash flow resulting from the commencement of operations of a waste-to-energy projects in the Netherlands and from the Talmei Yosef Project.

•
As of December 1, 2018, the Company held approximately €46.7 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €5.2 million in restricted short-term and long-term cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “We are concluding nine months that reflect the continued growth of the company with a substantial increase in revenues, resulting mainly from the commencement of operations of two waste-to-energy projects in the Netherlands and the revenues of the Talmei Yosef photovoltaic site. We are continuing with the development of the Talasol project (a 300 MW photovoltaic site in Spain) and the Manara project (a 156 MW pumped storage site in the Manara Cliff, Israel) and the aggregate development costs were approximately euro 2.6 million during January-September 2018, an increase of approximately 53% compared to the same period in 2017. These expenditures are expected to yield an increase in the company’s revenues and to strengthen its position in the renewable energy market.”

Information for the Company’s Series A and Series B Debenture Holders

As of September 30, 2018, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €15.3 million (consisting of approximately €72.6 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €56.9 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €49.5 million of cash and cash equivalents and marketable securities and net of approximately €64.7 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,	September 30,	September 30,
	2017	2018	2018
	Audited	Unaudited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands
Assets
Current assets
Cash and cash equivalents	23,962	47,386	55,076
Marketable securities	2,162	2,143	2,491
Restricted cash and marketable securities	3,265	3,410	3,963
Receivable from concession project	1,286	1,314	1,527
Financial assets	1,249	1,305	1,517
Trade and other receivables	10,645	11,367	13,212
	42,569	66,925	77,786
Non-current assets
Investment in equity accounted investee	27,655	28,581	33,219
Advances on account of investments	8,825	8,813	10,243
Receivable from concession project	27,725	26,497	30,797
Fixed assets	78,837	77,850	90,484
Intangible asset	5,505	5,053	5,873
Restricted cash and deposits	3,660	2,021	2,349
Deferred tax	1,777	2,386	2,773
Long term receivables	1,535	1,376	1,599
	155,519	152,577	177,337
Total assets	198,088	219,502	255,123

Liabilities and Equity
Current liabilities
Current maturities of long term loans	3,103	5,467	6,354
Debentures	4,644	8,905	10,350
Trade payables	1,349	1,640	1,907
Other payables	2,187	3,924	4,561
	11,283	19,936	23,172
Non-current liabilities
Finance lease obligations	3,690	-	-
Long-term loans	42,091	63,408	73,698
Debentures	52,987	48,043	55,840
Deferred tax	5,982	6,225	7,235
Other long-term liabilities	4,555	5,271	6,126
	109,305	122,947	142,899
Total liabilities	120,588	142,883	166,071

Equity
Share capital	19,980	19,980	23,222
Share premium	58,339	58,342	67,810
Treasury shares	(1,736)	(1,736)	(2,018)
Reserves	2,357	1,580	1,836
Retained earnings (accumulated deficit)	(299)	85	99
Total equity attributed to shareholders of the Company	78,641	78,251	90,949
Non-Controlling Interest	(1,141)	(1,632)	(1,897)
Total equity	77,500	76,619	89,052
Total liabilities and equity	198,088	219,502	255,123

* Convenience translation into US$ (exchange rate as at September 30, 2018: euro 1 = US$ 1.162)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the year ended December 31, 2017	For the three months ended September 30,		For the nine months ended September 30		For the nine months ended September 30, 2018
		2017	2018	2017	2018
	Audited	Unaudited		Unaudited		Unaudited
	€ in thousands	€ in thousands		€ in thousands		Convenience Translation into US$*
Revenues	13,636	4,001	5,720	10,769	13,871	16,122
Operating expenses	(2,549)	(793)	(1,963)	(1,656)	(4,573)	(5,315)
Depreciation expenses	(4.518)	(1,107)	(1,597)	(3,305)	(4,364)	(5,072)
Gross profit	6,569	2,101	2,160	5,808	4,934	5,735

Project development costs	(2,739)	(307)	(851)	(1,738)	(2,622)	(3,048)
General and administrative expenses	(2,420)	(651)	(785)	(1,861)	(2,762)	(3,210)
Share of profits of equity accounted investee	1,531	1,658	1,713	1,585	2,214	2,573
Other income, net	18	5	-	14	73	85
Operating profit	2,959	2,806	2,237	3,808	1,837	2,135

Financing income	1,333	186	518	477	1,857	2,158
Financing income (expenses) in connection with derivatives and other assets, net	(3,156)	(1,258)	31	(2,848)	316	367
Financing expenses	(7,405)	(86)	(1,468)	(4,549)	(4,008)	(4,658)
Financing expenses, net	(9,228)	(1,158)	(919)	(6,920)	(1,835)	(2,133)

Profit (loss) before taxes on income	(6,269)	1,648	1,318	(3,112)	2	2

Taxes on income	(372)	(402)	(302)	(1,051)	(120)	(139)

Profit (loss) for the period	(6,641)	1,246	1,016	(4,163)	(118)	(137)
Profit (loss) attributable to:
Owners of the Company	(6,115)	1,269	1,282	(3,897)	384	446
Non-controlling interests	(526)	(23)	(266)	(266)	(502)	(583)
Profit (loss) for the period	(6,641)	1,246	1,016	(4,163)	(118)	(137)
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(359)	(660)	270	446	(529)	(615)

Effective portion of change in fair value of cash flow hedges	(1,244)	(82)	192	(208)	(532)	(618)
Net change in fair value of cash flow hedges transferred to profit or loss	1,382	218	(183)	836	295	343

Total other comprehensive income (loss)	(221)	(524)	279	182	(766)	(890)
Total comprehensive income (loss) for the period	(6,862)	722	1,295	(3,981)	(884)	(1,027)

Basic net income (loss) per share	(0.57)	0.12	0.12	(0.36)	0.04	0.04
Diluted net income (loss) per share	(0.57)	0.12	0.12	(0.36)	0.04	0.04

* Convenience translation into US$ (exchange rate as at September 30, 2018: euro 1 = US$ 1.162)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

								Non- controlling	Total Equity
		Attributable to shareholders of the Company						Interests

			Retained earnings (accumulated deficit)		Translation reserve from foreign Operations
	Share capital	Share premium		Treasury shares		Hedging Reserve
							Total
	€ in thousands
For the nine month ended September 30, 2018 (unaudited):
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit (loss) for the period	-	-	384	-	-	-	384	(502)	(118)
Other comprehensive profit (loss) for the period	-	-	-	-	(540)	(237)	(777)	11	(766)
Total comprehensive profit (loss) for the period	-	-	384	-	(540)	(237)	(393)	(491)	(884)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	3	-	-	-	-	3	-	3

Balance as at September 30, 2018	19,980	58,342	85	(1,736)	1,679	(99)	78,251	(1,632)	76,619

								Non- controlling	Total Equity
		Attributable to shareholders of the Company						Interests

			Retained earnings (accumulated deficit)		Translation reserve from foreign Operations
	Share capital	Share premium		Treasury shares		Hedging Reserve
							Total
	US$ in thousands*
For the nine month ended September 30, 2018 (unaudited):
January 1, 2018	23,222	67,806	(347)	(2,018)	2,579	160	91,402	(1,327)	90,075
Profit (loss) for the period	-	-	446	-	-	-	446	(583)	(137)
Other comprehensive profit (loss) for the period	-	-	-	-	(628)	(275)	(903)	13	(890)
Total comprehensive profit (loss) for the period	-	-	446	-	(628)	(275)	(457)	(570)	(1,027)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	4	-	-	-	-	4	-	4

Balance as at September 30, 2018	23,222	67,810	99	(2,018)	1,951	(115)	90,949	(1,897)	89,052

* Convenience translation into US$ (exchange rate as at September 30, 2018: euro 1 = US$ 1.162)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total Equity
		Attributable to shareholders of the Company						Interests

			Retained earnings (accumulated deficit)		Translation reserve from foreign Operations
	Share capital	Share premium		Treasury shares		Hedging Reserve
							Total
	€ in thousands
For the three month ended September 30, 2018 (unaudited):
June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323
Profit (loss) for the period	-	-	1,282	-	-	-	1,282	(266)	1,016
Other comprehensive profit (loss) for the period	-	-	-	-	282	9	291	(12)	279
Total comprehensive profit (loss) for the period	-	-	1,282	-	282	9	1,573	(278)	1,295
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1

Balance as at September 30, 2018	19,980	58,342	85	(1,736)	1,679	(99)	78,251	(1,632)	76,619

								Non- controlling	Total Equity
		Attributable to shareholders of the Company						Interests

					Translation
	Share	Share	Retained	Treasury	reserve from foreign	Hedging
	capital	premium	earnings	shares	Operations	Reserve	Total
	€ in thousands
For the nine month ended September 30, 2017 (unaudited):
Balance as at
January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the period	-	-	(3,897)	-	-	-	(3,897)	(266)	(4,163)
Other comprehensive profit (loss) for the period	-	-	-	-	(473)	628	155	27	182
Total comprehensive profit (loss) for the period	-	-	(3,897)	-	(473)	628	(3,742)	(239)	(3,981)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	3	-	-	-	-	3	-	3
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)

Balance as at September 30, 2017	19,980	58,337	1,919	(1,736)	2,191	628	81,319	(940)	80,379

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total Equity
		Attributable to shareholders of the Company						Interests

					Translation
	Share	Share	Retained	Treasury	reserve from foreign	Hedging
	capital	premium	earnings	shares	Operations	Reserve	Total
	€ in thousands
For the three month ended September 30, 2017 (unaudited):
Balance as at
June 30, 2017	19,980	58,336	650	(1,736)	2,886	492	80,608	(952)	79,656
Profit (loss) for the period	-	-	1,269	-	-	-	1,269	(23)	1,246
Other comprehensive profit (loss) for the period	-	-	-	-	(695)	136	(559)	35	(524)
Total comprehensive profit (loss) for the period	-	-	1,269	-	(695)	136	710	12	722
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1

Balance as at September 30, 2017	19,980	58,337	1,919	(1,736)	2,191	628	81,319	(940)	80,379

								Non- controlling	Total Equity
		Attributable to shareholders of the Company						Interests

			Retained		Translation
	Share	Share	earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	Operations	Reserve	Total
	€ in thousands
For the year ended December 31, 2017 (audited):

Balance as at
January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive profit (loss) for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive profit (loss) for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5

Balance as at December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the year ended December 31, 2017	For the three months ended September 30, 2017	For the three months ended September 30, 2018	For the nine months ended September 30, 2017	For the nine months ended September 30, 2018	For the nine months ended September 30, 2018
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(6,641)	1,246	1,016	(4,163)	(118)	(137)
Adjustments for:
Financing expenses, net	9,228	1,158	919	6,920	1,835	2,133
Depreciation	4,518	1,107	1,597	3,305	4,364	5,072
Share-based payment transactions	5	1	1	3	3	4
Share of profits of equity accounted investees	(1,531)	(1,658)	(1,713)	(1,585)	(2,214)	(2,573)
Payment of interest on loan from an equity accounted investee	407	407	-	407	1,176	1,367
Change in trade receivables and other receivables	2,012	209	(356)	508	(200)	(232)
Change in other assets	126	(1,351)	(355)	(547)	(220)	(256)
Change in receivables from concessions project	(84)	-	454	-	1,076	1,251
Change in accrued severance pay, net	2	1	(2)	2	15	17
Change in trade payables	(258)	425	(37)	210	291	338
Change in other payables	(2,655)	1,029	271	(1,253)	(39)	(45)
Taxes on income	372	402	302	1,051	120	139
Income taxes paid	(42)	-	(28)	-	(44)	(51)
Interest received	505	135	518	360	1,406	1,634
Interest paid	(3,659)	(206)	(206)	(1,720)	(2,803)	(3,258)
Net cash provided by (used in) operating activities	2,305	2,905	2,381	3,498	4,648	5,403

Cash flows from investing activities
Acquisition of fixed assets	(7,576)	(2,240)	(455)	(6,356)	(3,061)	(3,558)
Acquisition of subsidiary, net of cash acquired	(9,851)	-	-	-	-	-
Advances on account of investments	(8,000)	-	-	(8,978)	-	-
Repayment of loan to an equity accounted investee	-	-	-	-	490	570
Acquisition of marketable securities	(6,677)	-	-	(6,677)	-	-
Proceeds from marketable securities	1,277	1,277	3,316	1,277	3,316	3,854
Proceeds (Investment) in restricted cash, net	3,225	38	(3,393)	3,264	(1,789)	(2,079)
Proceeds of Forward contract	-	1,788	187	1,788	594	690
Settlement of derivatives, net	620	-	-	(2,027)	(184)	(214)
Loans to others	(361)	-	-	(361)	-	-
Net cash provided by (used in) investing activities	(27,343)	863	(345)	(18,070)	(634)	(737)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(2,224)	(459)	(201)	(1,205)	(14,928)	(17,351)
Proceeds from issuance of debentures, net	31,175	-	-	31,175	-	-
Repayment of Debentures	(4,842)	-	-	-	-	-
Proceeds from long-term loans	5,575	-	14	5,419	34,515	40,116
Repurchase of own shares	(14)	-	-	(14)	-	-
Net cash provided by (used in) financing activities	29,670	(459)	(187)	35,375	19,587	22,765

Effect of exchange rate fluctuations on cash and cash equivalents	(3,156)	(1,371)	(73)	(3,207)	(177)	(206)
Increase in cash and cash equivalents	1,476	1,938	1,776	17,596	23,424	27,225
Cash and cash equivalents at the beginning of the period	22,486	38,144	45,610	22,486	23,962	27,851
Cash and cash equivalents at the end of the period	23,962	40,082	47,386	40,082	47,386	55,076

* Convenience translation into US$ (exchange rate as at September 30, 2018: euro 1 = US$ 1.162)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (in thousands)

	For the year ended December 31,	For the three months ended September 30,		For the nine months ended September 30,		For the nine months ended September 30,
	2017	2017	2018	2017	2018	2018
	Unaudited
	€ in thousands					Convenience Translation into US$*
Net Profit (loss) for the period	(6,641)	1,246	1,016	(4,163)	(118)	(137)
Financing expenses, net	9,228	1,158	919	6,920	1,835	2,133
Taxes on income	372	402	302	1,051	120	139
Depreciation	4,518	1,107	1,597	3,305	4,364	5,072
EBITDA	7,477	3,913	3,834	7,113	6,201	7,207

* Convenience translation into US$ (exchange rate as at September 30, 2018: euro 1 = US$ 1.162)